SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT FROM THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON AUGUST 1, 2008, DRAWN UP IN SUMMARY FORMAT.

Corporate Registry (NIRE): 33300011595

1. Date: August 1, 2008.

2. Time: 05:00 p.m.

3. Venue: Av. Brigadeiro Faria Lima, n° 3400 – 20° andar, in the city and state of São Paulo.

4. Attendance: Benjamin Steinbruch, Jacks Rabinovich, Antonio Francisco dos Santos, Yoshiaki Nakano, Dionísio Dias Carneiro, Mauro Molchansky, Darc Antonio da Luz Costa, Fernando Perrone and Claudia Maria Sarti (Secretary of the Meeting).

5. Agenda: 6.1 – Company shares – The Board of Directors (“Board”) unanimously approved the acquisition of up to 10,800,000 Company’s shares to be held in treasury for subsequent sale or cancellation, pursuant to article 3 of CVM Instruction 10/80, via transactions on Stock Exchange, using the following brokers: Itaú Corretora de Valores S.A., located at Av. Engenheiro Armando de Arruda Pereira, 707 -15° andar- in the city of São Paulo, UBS Pactual Corretora de Mercadorias Ltda., located at Av. Brigadeiro Faria Lima, 3729 – 10° andar – in the city of São Paulo, Credit Suisse First Boston CTVM S.A., located at Av. Brigadeiro Faria Lima 3064 – 13° andar- in the city of São Paulo, and Itaú USA Securities Inc., located at 540 Madison Avenue - 23rd Floor- in New York city. The maximum term for the realization of the transactions is from August 4, inclusive, to August 27, 2008. The acquisition price of the shares may not exceed their stock market price. Pursuant to article 5 of CVM Instruction 10 of February 14, 1980, the number of shares outstanding is 455,343,843. The Company’s objective is to maximize the creation of value to shareholders through an efficient capital structure management. The Board of Directors entrust the Board of Executive Officers to implement the resolution taken herein. 6.2 – Change of Subsidiary’s Address – The Board unanimously approved, pursuant to the provisions of article 17, item XIX of the Company’s Bylaws, the transference of the subsidiary, Corporate Taxpayers’ ID (CNPJ) 33.042.730/0030-49, currently located in the city of Duque de Caxias, State of Rio de Janeiro, at Rua Santa Tereza nº 164, Quadra 70, lote 41/42, Vila São Luiz, CEP 25086-110, to the city of Volta Redonda, State of Rio de Janeiro, at Rua Vinte e Cinco-A  nº 23, Sala nº 401, Condomínio 60 do  Edifício CBS B, Bairro Vila Santa Cecília CEP 27260.160. This is a free translation of the original minutes filed at the Company’s headquarters.

..

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.